Exhibit 99.1


                  VINA CONCHA Y TORO INFORMS CHANGE OF AUDITOR
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Vina Concha y Toro S.A. (the "Company"), advises that Deloitte & Touche Sociedad de auditores y consultores Ltda. have resigned as auditor of the Company, effective year, 2005, at the request of the Company. Further, the Company has appointed KPMG Auditores Consultores Ltda. as the successor auditor, effective year, 2006.

The resignation of the former auditor and the appointment of the successor auditor have been approved by the audit committee of the Company and the directors of the Company.

Dated: April 24, 2006.


Vina Concha y Toro S.A.

By: /s/ OSVALDO SOLAR V.
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    Osvaldo Solar V.
    Chief Financial Officer
    June 14th, 2006